Form T-3	Page 1 of 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Emerald Plantation Holdings Limited

(Name of Applicant)

Cricket Square, Hutchins Drive, P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

(Address of principal executive office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6.00% Guaranteed Senior Notes due 2020	$300,000,000 plus amounts paid-in-kind

Paul J. Brough

16F, Dah Sing Financial Centre

108 Gloucester Road

Wanchai, Hong Kong

(852) 2877-0078

Name and address of agent for service:

Gregory Hafkin, Esq.

J. Christopher Winckler, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indentures on Form T-3 (File No. 022-28985) filed by Emerald Plantation Holdings Limited, an exempted company limited by shares organized under the laws of the Cayman Islands, with the United States Securities and Exchange Commission on January 16, 2013 (the “Form T-3”), is being filed solely to file a new Exhibit T3C1 and Exhibit T3C2.

Form T-3	Page 2 of 3

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a) Pages numbered 1 to 15, consecutively.**

(b) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document

Exhibit T3A	Amended and Restated Memorandum of Association of Emerald Plantation Holdings Limited**

Exhibit T3B	See Exhibit T3A**

Exhibit T3C	Draft of Indenture between Emerald Plantation Holdings Limited, as Issuer, Computershare Trust Company, N.A., as Trustee and as Security Trustee, and the entities listed on Schedule I thereto as Initial Subsidiary Guarantors**

Exhibit T3C1	Supplemental Indenture between Emerald Plantation Holdings Limited, as Issuer, Computershare Trust Company, N.A., as Trustee and as Security Trustee, Sino-Maple Trading Limited, as New Subsidiary Guarantor, and the entities listed on Schedule I thereto as Subsidiary Guarantors, dated August 19, 2013*

Exhibit T3C2	Second Supplemental Indenture between Emerald Plantation Holdings Limited, as Issuer, Computershare Trust Company, N.A., as Trustee and as Security Trustee, and the entities listed on Schedule I thereto as Subsidiary Guarantors, dated February 20, 2014*

Exhibit T3D	Plan Sanction Order of the Ontario Superior Court of Justice (Commercial List) approving the Plan and, among other things, finding that the Plan is fair to the affected parties**

Exhibit T3E1	Notice of Meeting and Meeting Information Statement Relating to a Proposed Plan of Compromise and Reorganization under the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated October 20, 2012**

Exhibit T3E2	Plan Supplement to the Plan of Compromise and Reorganization dated October 19, 2012 pursuant to the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated November 21, 2012**

Exhibit T3F	TIA Cross Reference Sheet**

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Computershare Trust Company, National Association , as Trustee under the Indenture to be qualified.**

*	Filed herewith.
**	Filed previously with the Form T-3 filed on January 16, 2013.

Form T-3	Page 3 of 3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Emerald Plantation Holdings Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in Hong Kong, People’s Republic of China, on the 17th day of February, 2014.

EMERALD PLANTATION HOLDINGS LIMITED

By:	/s/ Paul J. Brough
Director

Attest:

	By:	/s/ Rachel Lao
	Title:	Solicitor, Hogan Lovells, Hong Kong SAR